Filed by MAF Bancorp, Inc.
                              (Commission File No. 0-18121) pursuant to Rule 425
                                               under the Securities Act of 1934.

                                         Subject Company: Mid Town Bancorp, Inc.

This filing contains Statements that are not historical facts and may constitute forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended), which involve significant risks and uncertainties. MAF Bancorp, Inc. ("MAF") intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of MAF, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," estimate," "project," "plan," or similar expressions. MAF's ability to predict results or the actual effect of future plans or strategies is inherently uncertain and actual results may differ from those predicted. MAF undertakes no obligation to update these forward-looking statements in the future. Factors which could have a material adverse effect on the operations and could affect the outlook or future prospects of MAF and its subsidiaries following the merger include, but are not limited to, difficulties in achieving anticipated cost savings related to the operation of the acquired banking offices or higher than expected costs related to the transaction, unanticipated changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of MAF's loan or investment portfolios, demand for loan products, secondary mortgage market conditions, deposit flows, competition, demand for financial services and residential real estate in MAF's market area, unanticipated problems in closing pending real estate contracts, delays in real estate development projects, and changes in accounting principles, policies and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

     On July 5, 2001, MAF announced that it has agreed to acquire Mid Town Bancorp, Inc. ("Mid Town") in a stock and cash transaction valued at $69 million. The companies indicated that the respective boards of directors of MAF and Mid Town approved a definitive agreement to effectuate the merger of the two institutions, with MAF to be the surviving corporation.

    Subject to the terms and conditions of the merger agreement, the definitive agreement provides for MAF to pay Mid Town $55.2 million in cash, and $13.8 million in MAF stock value provided the average closing price of MAF stock is in the range of $25.00 to $31.00 during a period prior to closing. Should the average closing price of MAF stock during the pricing period drop below $25.00 or be above $31.00, the agreement calls for the stock exchange ratio to be fixed based on such prices. Mid Town has the right to terminate the transaction if the average closing stock price of MAF stock during the pricing period is less than $21.00 per share, although MAF has the right to complete the transaction at a total value of $66.8 million under such circumstance. The transaction, which is to be accounted for as a purchase transaction, is subject to regulatory approvals and approval by the shareholders of Mid Town.

     MAF will file a proxy statement/prospectus and other documents regarding the proposed merger described in this filing with the Securities and Exchange Commission. Mid Town shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about MAF and Mid Town and the proposed transaction. A definitive proxy statement/prospectus will be sent to Mid Town shareholders seeking approval of the transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by MAF with the SEC at the SEC's web site at http://www.sec.gov, or by directing a request to MAF at 55th Street & Holmes Avenue, Clarendon Hills, IL 60514.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY MAF ON JULY 5, 2001:

FOR IMMEDIATE RELEASE

FOR:            MAF Bancorp, Inc.                   Mid Town Bancorp, Inc.
                55th Street & Holmes Avenue         2021 N. Clark Street
                Clarendon Hills, IL 60514           Chicago, IL 60614

CONTACTS:       Allen H. Koranda, Chairman          Joel Zemans, President
                 and Chief Executive Officer         and Chief Executive Officer
                                                    (773) 665-5000
                Jerry A. Weberling, EVP and
                 Chief Financial Officer
                (630) 887-5999




               MAF BANCORP, INC. TO ACQUIRE MID TOWN BANCORP, INC.

Clarendon Hills, Illinois, July 5, 2001 - MAF Bancorp, Inc. (NASDAQ:MAFB), announced today that it has agreed to acquire privately held Mid Town Bancorp, Inc., based in Chicago. The transaction is valued at $69 million and will be paid in the form of 80% cash and 20% stock. In a joint release today, Allen Koranda, Chairman of the Board of MAF Bancorp, Inc. and Joel Zemans, President and Chief Executive Officer of Mid Town Bancorp, Inc. announced that their respective boards of directors have approved a definitive agreement under which Mid Town will be merged with MAF.

Allen Koranda, Chairman and Chief Executive Officer of MAF Bancorp, said, "Joel, his management team and the Board of Directors have built a quality organization in the heart of some of the finest banking areas in Chicago. We are pleased they have provided us with the opportunity to build upon their strong franchise. The acquisition allows us to continue the expansion of our Chicago region in neighborhoods conducive to our retail loan origination and deposit gathering strategies."

Joel Zemans, President and Chief Executive Officer of Mid Town Bancorp, added "We are pleased that our success in building Mid Town Bancorp over the last 27 years has culminated in the merger with MAF. The management of MAF shares our overall banking philosophies, and will provide our customers additional products and services with the same dedication to customer service we worked so hard to provide." Joel Zemans will continue as a board member of Mid America Bank following the acquisition.

The transaction will be accounted for as a purchase for financial accounting purposes. The transaction, which is subject to regulatory approval and the approval of Mid Town shareholders, is currently expected to close in the fourth quarter of 2001. In connection with the merger, Mid Town's bank subsidiary, Mid Town Bank & Trust Company of Chicago, will be merged with Mid America Bank, a wholly-owned subsidiary of MAF Bancorp.

At March 31, 2001, Mid Town had assets of $322 million, deposits of $283 million, and stockholders' equity of $31.5 million. The deposit base consists of approximately 80% core deposits, comprised of savings, money market and checking accounts. The acquisition of Mid Town provides MAF with four additional locations in its Chicago region, including a presence in the Lincoln Park market, as well as the Bucktown and Lakeview neighborhoods.